

13031413

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 38520

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST COMMONWEALTH SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1650 JONESBORO ROAD
(No. and Street)

ATLANTA	GA	30315
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NORBERT SIMMONS (404) 942-7997
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, NORBERT SIMMONS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST COMMONWEALTH SECURITIES CORPORATION, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

PRESIDENT
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST COMMONWEALTH SECURITIES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2012

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

Independent Auditor's Report

To the Board of Directors
First Commonwealth Securities Corporation
Atlanta, GA

I have audited the accompanying statement of financial condition of First Commonwealth Securities Corporation, (the Company) as of December 31, 2012, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 of the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion
In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Commonwealth Securities Corporation as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards general accepted in the United States of America. In my opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
March 12, 2013

FIRST COMMONWEALTH SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash	$ 25,288
Receivable from shareholder	69,847
Securities owned:	
Marketable, at market value	7,497
Equipment, at cost, less accumulated depreciation of $854	-
Total Assets	$ 102,632

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Accounts payable, accrued expenses, and other liabilities	$ 7,404
Total liabilities	7,404
SHAREHOLDERS' EQUITY:	
Common stock, no par value, 1000 shares authorized, 160 issued and outstanding	46,850
Additional paid in capital	157,316
Retained earnings (deficit)	(108,938)
Total shareholders' equity	95,228
Total liabilites and shareholders' equity	$ 102,632

The accompanying notes are an integral part of these financial statements.

FIRST COMMONWEALTH SECURITIES CORPORATION

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues:	
Commissions	$ -
Net investment gains (losses)	144
Interest and dividends	30
Total revenue	$ 174
Expenses:	
Commissions and clearing fees	$ -
Communications and occupancy	7,750
Other operating expenses	4,091
Total expenses	$ 11,841
Net income (loss) before taxes	$ (11,667)
Income taxes	-
Net income (loss)	$ (11,667)

The accompanying notes are an integral part of these financial statements.

FIRST COMMONWEALTH SECURITIES CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock	Additional Paid in Capital	Accumulated (Deficit)	Total
Balance at beginning of the year	$ 46,850	$ 144,141	$ (97,271)	$ 93,720
Capital contributions		13,175		13,175
Net income (loss)			(11,667)	(11,667)
Balance at end of the year	$ 46,850	$ 157,316	$ (108,938)	$ 95,228

The accompanying notes are an integral part of these financial statements.

FIRST COMMONWEALTH SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities:	
Net income (loss)	$(11,667)
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized loss (gain)	(144)
Increase in accounts payable, accrued expenses, and other liabilities	3,154
Total adjustments	3,010
Net cash used by operating activities	(8,657)
Cash flows from investing activities:	
None	-
Cash flows from financing activities	
Capital contributions	13,175
Net decrease in cash	4,518
Cash at beginning of the year	20,770
Cash at end of the year	$ 25,288
Supplemental cash flow disclosures:	
Interest payments	$ -
Income tax payments	$ -

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Money market accounts are not considered to be cash equivalents

FIRST COMMONWEALTH SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was organized as a Louisiana corporation on August 6, 1987, for the purpose of doing business as a broker-dealer in securities, and provider of financial services.

Revenue and Expenses

Commission revenue and related expenses are recognized on the accrual basis using the settlement date.

Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for 2012 was $0.

Marketable Securities

Marketable securities are valued at market, cost is determined on the specific identification method; realized and unrealized gains and losses are reflected in revenue. Securities transactions of the Company are recorded on a trade date basis. At December 31, 2012 there was an unrealized gain of $144.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management's Review for Subsequent Events
Management had evaluated subsequent events through March 12, 2013, the date which the financial statements were available to be issued.

FIRST COMMONWEALTH SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012

Allowance for Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

NOTE 2- INCOME TAXES

Net income for the year ended December 31, 2012, as reported in the accompanying financial statements, is reconciled with ordinary income as reported on the Company's federal corporation income tax return as follows:

Net loss before taxes per financial statements	$(11,667)
Add:	
Nondeductible expenses	0
Less:	
Non taxable income	(144)
Total federal taxable loss per tax return	$ (11,811)

The Company has loss carry forwards of $174.698 that may be offset against future taxable income. The net operating loss carry forwards expire as follows:

Year ending December 31,	
2022	$ 2,740
2025	64,992
2026	24,793
2027	531
2028	25,468
2029	15,728
2030	11,769
2031	16,866
2032	11,811
	$174,698

The Company adopted the accounting pronouncement dealing with uncertain tax positions, as of January 1, 2010. Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits. Furthermore, the Company had no unrecognized tax benefits as of December 31, 2012.

FIRST COMMONWEALTH SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2012

NOTE 3- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under 15c3-1, was $25,381 at December 31, 2012, which exceeded required net capital of $5,000 by $20,381. The Ratio of aggregate indebtedness to net capital at December 31, 2012, was 29.17%.

NOTE 4- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 5- RELATED PARTY TRANSACTIONS

The Company shares occupancy and office expenses with its sole shareholder. The company's share of occupancy and office expenses paid for 2012 was $7,750. The Company's shareholder also paid for many of the company's expenses out of his personal accounts. These payments were considered capital contributions to the company. The total of the payments made by the officer during the year ended December 31, 2012 was $8,175.

NOTE 6- GOING CONCERN

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company incurred a net loss of $11,667 for the year ended December 31, 2012. In each of the three prior years, the Company experienced net losses. These losses have reduced working capital and retained earnings to the extent that the Company may not be able to continue as a going concern. The shareholder has been providing working capital funds and management has reduced expenses as much as possible.

Management also has current plans to bring in revenue in the next year and the shareholder has agreed to contribute enough capital to keep the company going.

The ability of the Company to continue as a going concern is dependent upon the success of these actions and the ability of the shareholder to contribute capital. There can be no assurance that the Company will be successful in accomplishing its objectives. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

FIRST COMMONWEALTH SECURITIES CORPORATION

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2012

SCHEDULE I

FIRST COMMONWEALTH SECURITIES CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2012

AGGREGATE INDEBTEDNESS:	
Accounts payable, accrued expenses, and other liabilities	$ 7,404
TOTAL AGGREGATE INDEBTEDNESS	$ 7,404
NET CAPITAL:	
Common stock	$ 46,850
Additional paid in capital	157,316
Retained earnings (deficit)	(108,938)
	95,228
ADJUSTMENTS TO NET CAPITAL:	
Receivable from shareholder	(69,847)
Furniture & equipment	-
Haircuts	-
Net capital, as defined	$ 25,381
MINIMUM NET CAPITAL REQUIREMENT	5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 20,381
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPTIAL	29.17%

There were no material differences between the audited and unaudited computation of net capital.

SCHEDULE II

FIRST COMMONWEALTH SECURITIES CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2012

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

FIRST COMMONWEALTH SECURITIES CORPORATION

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

DECEMBER 31, 2012

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors
First Commonwealth Securities Corporation

In planning and performing my audit of the financial statements of First Commonwealth Securities Corporation (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with general accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected, on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for information and use of the Partners, management, the SEC, The Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
March 12, 2013

OATH OR AFFIRMATION

I, NORBERT SIMMONS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST COMMONWEALTH SECURITIES CORPORATION, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Norbert Simmons
Signature

PRESIDENT
Title

Notary Public


BEATRIZ MUNOZ
Notary Public - State of Florida
My Comm. Expires Jan 15, 2017
Commission # EE 839810

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*